[redacted]

09047352

paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

SEC Mail Processing
Section

NOV 12 2009

Washington, DC
112

02 November 2009

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st October 2009.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Dlw 11/23

Enc

finance for people

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Holding(s) in Company	09 October 2009	09 October 2009	DTR5.8.12
2. Regulatory Announcement – Holding(s) in Company	13 October 2009	14 October 2009	DTR5.8.12
3. Regulatory Announcement – Holding(s) in Company	14 October 2009	14 October 2009	DTR5.8.12
4. Regulatory Announcement – Holding(s) in Company	16 October 2009	19 October 2009	DTR5.8.12
5. Regulatory Announcement – Blocklisting Interim Review	19 October 2009	19 October 2009	LR3.5.6
6. Regulatory Announcement – Holding(s) in Company	20 October 2009	21 October 2009	DTR5.8.12
7. Regulatory Announcement – Holding(s) in Company	22 October 2009	22 October 2009	DTR5.8.12
8. Regulatory Announcement – Holding(s) in Company	27 October 2009	28 October 2009	DTR5.8.12
9. Regulatory Announcement – Holding(s) in Company	27 October 2009	28 October 2009	DTR5.8.12

Documents Filed with Companies House		Date Submitted	Source of Requirement
10.	Form AD02 – Single Alternative Inspection Location	05 October 2009	CA2006 S.114
11.	Form AD03 – Change of Location of Company Records	05 October 2009	CA2006 S.114
12.	Form CH01 – Change of Director's Details	09 October 2009	CA2006 S.167
13.	Form CH01 – Change of Director's Details	09 October 2009	CA2006 S.167
14.	Form CH01 – Change of Director's Details	09 October 2009	CA2006 S.167
15.	Form CH01 – Change of Director's Details	09 October 2009	CA2006 S.167
16.	Form CH01 – Change of Director's Details	09 October 2009	CA2006 S.167
17.	Form CH01 – Change of Director's Details	09 October 2009	CA2006 S.167
18.	Form CH01 – Change of Director's Details	09 October 2009	CA2006 S.167
19.	Form CH03 – Change of Secretary's Details	09 October 2009	CA2006 S.276
20.	Form CH01 – Change of Director's Details	09 October 2009	CA2006 S.167
21.	Form AD03 – Change of Location of Company Records	28 October 2009	CA2006 S.809
22.	Form AD02 – Single Alternative Inspection Location	28 October 2009	CA2006 S.809

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:50 09-Oct-2009
Number	5656A15

RNS Number : 5656A
Paragon Group Of Companies PLC
09 October 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3):	See attached schedule
5. Date of transaction (and date on which the threshold is crossed or reached if different):	7 October 2009
6. Date on which issuer notified:	8 October 2009
7. Threshold(s) that is/are crossed or reached:	See item 13

8: Notified Details								
A: Voting rights attached to shares								
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**		
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**	
GB00B2NGPM57	21,270,408	21,270,408	20,940,528	20,940,528		7.01%		

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
20,940,528	7.01%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Prudential plc (parent Company) M&G Group Limited (wholly owned subsidiary of Prudential plc) M&G Limited (wholly owned subsidiary of M&G Group Limited) M&G Investment Management Limited (wholly owned subsidiary of M&G Limited) The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc).

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	The Prudential Assurance Company Limited (a wholly owned subsidary of Prudential plc) has dropped below a 7% notifiable interest triggering this notification. Calculations based on a Total Voting Rights figure of 298,490,705.
14 Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

SCHEDULE FOR POINT 4

	HOLDING	%	
PRUDENTIAL PLC	20,940,528	7.01	Total Notifiable Interest
Registered Holder			
NORTRUST NOMINEE LTD A/C MHF01	66,208		
PRUCLT HSBC GIS NOM(UK) PAC AC	20,498,320		

PRUCLT HSBC GIS NOM(UK) PPL AC	376,000	
M&G GROUP LIMITED	20,940,528	7.01
Registered Holder		
NORTRUST NOMINEE LTD A/C MHF01	66,208	
PRUCLT HSBC GIS NOM(UK) PAC AC	20,498,320	
PRUCLT HSBC GIS NOM(UK) PPL AC	376,000	
M&G INVESTMENT MANAGEMENT LIMITED	20,874,320	6.99
Registered Holder		
PRUCLT HSBC GIS NOM(UK) PAC AC	20,498,320	
PRUCLT HSBC GIS NOM(UK) PPL AC	376,000	
M&G LIMITED	20,940,528	7.01
Registered Holder		
NORTRUST NOMINEE LTD A/C MHF01	66,208	
PRUCLT HSBC GIS NOM(UK) PAC AC	20,498,320	
PRUCLT HSBC GIS NOM(UK) PPL AC	376,000	
THE PRUDENTIAL ASSURANCE COMPANY LIMITED	20,874,320	6.99
Registered Holder		
PRUCLT HSBC GIS NOM(UK) PAC AC	20,498,320	

PRUCLT HSBC GIS NOM(UK) PPL AC	376,000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:38 13-Oct-2009
Number	7123A16

RNS Number : 7123A
Paragon Group Of Companies PLC
13 October 2009

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2: Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	no
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	no

An event changing the breakdown of voting rights	no
Other (please specify):	no

3. Full name of person(s) subject to the notification obligation:	Standard Life Investments Ltd
4. Full name of shareholder(s) (if different from 3.):	Vidacos Nominees
5. Date of the transaction (and date on which the threshold is crossed or reached):	12 October 2009
6. Date on which issuer notified:	13 October 2009
7. Threshold(s) that is/are crossed or reached:	6%

8: Notified Details	
Voting rights attached to shares	
Class/type of share If possible use ISIN code	GB00B2NGPM57
Situation previous to the triggering transaction	
Number of shares	**Number of voting rights**
17,545,336	17,545,336

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
19,050,091	12,098,023	6,952,068	4.053%	2.329%

Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	

					Nominal	Delta

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
19,050,091	6.382%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:00 14-Oct-2009
Number	7783A15

RNS Number : 7783A
Paragon Group Of Companies PLC
14 October 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	The Paragon Group of Companies PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	Schroders plc
4. Full name of shareholder(s) (if different from 3.): [iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	12.10.09

6. Date on which issuer notified:	13.10.09
7. Threshold(s) that is/are crossed or reached: [vi, vii]	10% - 9%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
Ordinary GB00B2NGPM57	38,464,350	29,935,319	36,847,925	N/A	28,764,796	N/A	9.637%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be	% of voting rights

			acquired if the instrument is exercised/ converted.	

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
28,764,796	9.637%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
Schroder Investment Management Limited 28,764,796 9.637%

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:03 16-Oct-2009
Number	9535A17

RNS Number : 9535A
Paragon Group Of Companies PLC
16 October 2009

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2: Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	no

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	no
An event changing the breakdown of voting rights	no
Other (please specify):	no

3. Full name of person(s) subject to the notification obligation:	Standard Life Investments Ltd
4. Full name of shareholder(s) (if different from 3.):	Vidacos Nominees
5. Date of the transaction (and date on which the threshold is crossed or reached):	15 October 2009
6. Date on which issuer notified:	16 October 2009
7. Threshold(s) that is/are crossed or reached:	7%

8: Notified Details	
Voting rights attached to shares	
Class/type of share If possible use ISIN code	GB00B2NGPM57

Situation previous to the triggering transaction	
Number of shares	**Number of voting rights**
20,091,173	20,091,173

Resulting situation after the triggering transaction				
Number of shares	**Number of voting rights**		**Percentage of voting rights**	
	Direct	**Indirect**	**Direct**	**Indirect**
21,773,772	12,800,593	8,973,179	4.288%	3.006%

Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
21,773,772	7.295%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	10:27 19-Oct-2009
Number	9983A10

RNS Number : 9983A
Paragon Group Of Companies PLC
19 October 2009

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of scheme
EXECUTIVE SHARE OPTION SCHEME
....

3. Period of return:
From 17/04/2009 .... To 16/10/2009
....

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme
79,500 ORDINARY SHARES OF £1 EACH
....

5. Number of shares issued / allotted under scheme during period:
0
....

6. Balance under scheme not yet issued / allotted at end of period
0 ORDINARY SHARES OF £1 EACH (due to all remaining options under the scheme having lapsed).
....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
2,753,000 ORDINARY SHARES OF 10P EACH
ON 19/03/2002. THE COMPANY'S SHARES WERE CONSOLIDATED ON A 1 FOR 10 BASIS
ON 28/01/2008.
....

Please confirm total number of shares in issue at the end of the period in order for us to update our records
299,159,605 GROSS
298,490,705 NET OF SHARES HELD IN TREASURY
....

Contact for queries

Name JOHN GEMMELL
....

Address ST CATHERINE'S COURT,
HERBERT ROAD,
SOLIHULL,
WEST MIDLANDS
B91 3QE
....

Telephone 0121 712 2075
....

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:01 20-Oct-2009
Number	1144B17

RNS Number : 1144B
Paragon Group Of Companies PLC
20 October 2009

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2: Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	no
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	no

An event changing the breakdown of voting rights	no
Other (please specify):	no

3. Full name of person(s) subject to the notification obligation:	Standard Life Investments Ltd
4. Full name of shareholder(s) (if different from 3.):	Vidacos Nominees
5. Date of the transaction (and date on which the threshold is crossed or reached):	19 October 2009
6. Date on which issuer notified:	20 October 2009
7. Threshold(s) that is/are crossed or reached:	8%

8: Notified Details	
Voting rights attached to shares	
Class/type of share If possible use ISIN code	GB00B2NGPM57

Situation previous to the triggering transaction	
Number of shares	Number of voting rights
23,278,442	23,278,442

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
24,532,583	14,955,814	9,576,769	5.010%	3.208%

Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
24,532,583	8.219%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to	

hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:27 22-Oct-2009
Number	2445B14

RNS Number : 2445B
Paragon Group Of Companies PLC
22 October 2009

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2: Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	

An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached):	20 October 2009
6. Date on which issuer notified:	21 October 2009
7. Threshold(s) that is/are crossed or reached:	From 5% - 4% (L&G)

8: Notified Details	
Voting rights attached to shares	
Class/type of share If possible use ISIN code	ORD GBP 1.00 GB00B2NGPM57
Situation previous to the triggering transaction	
Number of shares	**Number of voting rights**
15,526,562	15,526,562

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
14,892,887	14,892,887		4.98%	

Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments					
Resulting situation after the triggering transaction					
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights

					Nominal	Delta

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
14,892,887	4.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (19.089,685 -6.39% = Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (19.089,685 -6.39% = Total Position)	
Legal & General Investment Management Limited (Indirect) (LGIM) (19.089,685 -6.39% = Total Position)	
Legal & General Group Plc (Direct) (L&G) (14,892,887-4.98 % = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (10,653,382 - 3.56 % = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (10,653,382 - 3.56 % = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 298,490,705.
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:09 27-Oct-2009
Number	4616B16

RNS Number : 4616B
Paragon Group Of Companies PLC
27 October 2009

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2: Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	no
An acquisition or disposal of instruments with similar economic effect to qualifying	no

financial instruments	
An event changing the breakdown of voting rights	no
Other (please specify):	no

3. Full name of person(s) subject to the notification obligation:	Standard Life Investments Ltd
4. Full name of shareholder(s) (if different from 3.):	Vidacos Nominees
5. Date of the transaction (and date on which the threshold is crossed or reached):	26 October 2009
6. Date on which issuer notified:	27 October 2009
7. Threshold(s) that is/are crossed or reached:	9%

8: Notified Details	
Voting rights attached to shares	

Class/type of share If possible use ISIN code	GB00B2NGPM57

Situation previous to the triggering transaction

Number of shares	Number of voting rights
26,861,254	26,861,254

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
28,678,657	18,562,643	10,116,014	6.219%	3.389%

Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired	Percentage of voting rights

			(if the instrument exercised/converted)	

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
28,678,657	9.608%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	

11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

Regulatory Story

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:06 27-Oct-2009
Number	4614B16

RNS Number : 4614B
Paragon Group Of Companies PLC
27 October 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	The Paragon Group of Companies PLC GB00B2NGPM57
2 Reason for the notification (please tick the appropriate box or boxes):	

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	Norges Bank
4. Full name of shareholder(s) (if different from 3.):[iv]	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	26th October 2009
6. Date on which issuer notified:	27th October 2009
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Decrease to below 3%

8. Notified details:		
A: Voting rights attached to shares [viii, ix]		

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB00B2NGPM57	8,993,872	8,993,872	8,693,872	8,693,872		2.91%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
N/A	N/A	N/A	N/A	N/A	N/A	N/A

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
8,693,872	2.91%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]	
N/A	
Proxy Voting:	
10. Name of the proxy holder:	Norges Bank
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	None
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS

The company news service from the London Stock Exchange

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Regulatory

AD02

Single Alternative Inspection Location

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on **05/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Single Alternative Inspection Location:

Care of Name (if part of address): Computershare Investor Services PLC

PO Box : PO Box 82
The Pavilions
Bridgwater Road
BRISTOL
BS99 7NH
United Kingdom

AD03

Change of location of company records to the single alternative inspection location (SAIL) - (AD03)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on **05/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Register of members

CH01

Change of director's details

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on **09/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of Change: 01/10/2009

Name: Nigel Stewart TERRINGTON
Date of Birth: 13/12/1959

Name: Mr Nigel Stewart TERRINGTON
Country/State of residence: United Kingdom

Service Address:

Residential Address: Changed

CH01

Change of director's details

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on **09/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of Change: 01/10/2009

Name: Edward Arthur TILLY
Date of Birth: 16/07/1943

Name: Mr Edward Arthur TILLY
Country/State of residence: United Kingdom

Service Address:
Same as Registered Office Address

Residential Address: Unchanged

CH01

Change of director's details

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on **09/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of Change: 01/10/2009

Name: John Andrew HERON
Date of Birth: 04/01/1959

Name: Mr John Andrew HERON
Country/State of residence: United Kingdom

Service Address:
Same as Registered Office Address

Residential Address: Unchanged

CH01

Change of director's details

Company Name:	THE PARAGON GROUP OF COMPANIES PLC
Company Number:	02336032

*This is a summary of the information submitted to Companies House on **09/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of Change:	01/10/2009
Name:	Christopher David NEWELL
Date of Birth:	01/05/1960
Name:	Mr Christopher David NEWELL
Country/State of residence:	United Kingdom
Service Address:	
Residential Address:	Changed

CH01

Change of director's details

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on **09/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of Change: 01/10/2009

Name: Mr Terrence Charles ECCLES
Date of Birth: 09/01/1946

Country/State of residence: United Kingdom

Service Address:
Same as Registered Office Address

Residential Address: Unchanged

CH01

Change of director's details

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on **09/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of Change: 01/10/2009

Name: Robert Graham DENCH
Date of Birth: 14/02/1953

Name: Mr Robert Graham DENCH
Country/State of residence: United Kingdom

Service Address:
Same as Registered Office Address

Residential Address: Unchanged

CH01

Change of director's details

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on **09/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of Change: 01/10/2009

Name: Nicholas KEEN
Date of Birth: 13/01/1958

Name: Mr Nicholas KEEN
Country/State of residence: United Kingdom

Service Address:

Residential Address: Changed

CH03

Change of secretary's details

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on **09/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of Change: 01/10/2009

Name: Mr John Grigor GEMMELL

Service Address:

Same as Registered Office Address

CH01

Change of director's details

Company Name:	THE PARAGON GROUP OF COMPANIES PLC
Company Number:	02336032

This is a summary of the information submitted to Companies House on ***09/10/2009****. This document does* ***not*** *indicate that the submission has been successful. You will receive* ***separate*** *notification when the submission has been accepted or rejected.*

Date of Change:	01/10/2009
Name:	Alan Keith FLETCHER
Date of Birth:	12/04/1950
Name:	Mr Alan Keith FLETCHER
Country/State of residence:	United Kingdom
Service Address:	Same as Registered Office Address
Residential Address:	Unchanged

AD03

Change of location of company records to the single alternative inspection location (SAIL) - (AD03)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on **28/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Register of interests in shares disclosed to public company (only applicable to public limited companies)

AD02

Single Alternative Inspection Location

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on **28/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Single Alternative Inspection Location:

Care of Name (if part of address): COMPUTERSHARE INVESTOR SERVICES PLC

PO Box : PO BOX 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH
United Kingdom